UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

Rani Therapeutics Holdings, Inc.
 (Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

753018100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 753018100	SCHEDULE 13G	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
InCube Venture Associates II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,566,113 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,566,113 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,566,113 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.5% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 2,478,167 LLC Common LLC Units of Rani Therapeutics, LLC held directly by InCube Ventures II, L.P. and 87,946 LLC Common LLC Units of Rani Therapeutics, LLC held directly by Rani Investment Corporation.

(2)
Common LLC Units of Rani Therapeutics, LLC are exchangeable for shares of the Issuer's Class A Common Stock on a one-for-one basis (for which the Issuer may substitute cash). At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Persons, which have no economic value, are cancelled.

(3)
The percent of class was calculated based on (i) 19,711,874 shares of Class A Common Stock outstanding as of November 12, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2021, plus (ii) 2,566,113 Common Units of Rani Therapeutics, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 753018100	SCHEDULE 13G	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
InCube Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,566,113 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,566,113 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,566,113 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.5% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 2,478,167 LLC Common LLC Units of Rani Therapeutics, LLC held directly by InCube Ventures II, L.P. and 87,946 LLC Common LLC Units of Rani Therapeutics, LLC held directly by Rani Investment Corporation.

(2)
Common LLC Units of Rani Therapeutics, LLC are exchangeable for shares of the Issuer's Class A Common Stock on a one-for-one basis (for which the Issuer may substitute cash). At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Persons, which have no economic value, are cancelled.

(3)
The percent of class was calculated based on (i) 19,711,874 shares of Class A Common Stock outstanding as of November 12, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2021, plus (ii) 2,566,113 Common Units of Rani Therapeutics, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 753018100	SCHEDULE 13G	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Rani Investment Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
87,946 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
87,946 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,946 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Represents 87,946 LLC Common LLC Units of Rani Therapeutics, LLC held directly by Rani Investment Corporation.
(2)
Common LLC Units of Rani Therapeutics, LLC are exchangeable for shares of the Issuer's Class A Common Stock on a one-for-one basis (for which the Issuer may substitute cash). At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Persons, which have no economic value, are cancelled.

(3)
The percent of class was calculated based on (i) 19,711,874 shares of Class A Common Stock outstanding as of November 12, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2021, plus (ii) 87,946 Common Units of Rani Therapeutics, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 753018100	SCHEDULE 13G	Page 5 of 7 Pages
Item 1.	Issuer

(a)	Name of Issuer:

Rani Therapeutics Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

201 Ringwood Avenue
San Jose, CA 95131

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	InCube Venture Associates II, LLC (“InCube II GP”).
(ii)	InCube Ventures II, L.P. (“InCube II”).
(iii)	Rani Investment Corporation (“RIC”).

InCube II GP is the general partner of InCube II. RIC is a wholly owned subsidiary of InCube II.

Each of the Reporting Persons is incorporated in Delaware. The address of the principal business and the principal office of the Reporting Persons is 2051 Ringwood Avenue, San Jose, California 95131.

(c)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

(d)	CUSIP Number:

753018100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) -- (c)	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Number of Shares Beneficially Owned		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Class A Common Stock Outstanding
InCube II GP	2,566,113		2,566,113	—	2,566,113	—	11.5%
InCube II	2,566,113	]	2,566,113	—	2,566,113	—	11.5%
RIC	87,946		87,946	—	87,946	—	0.4%

CUSIP No. 753018100	SCHEDULE 13G	Page 6 of 7 Pages
The percent of class was calculated based on (i) 19,711,874 shares of Class A Common Stock outstanding as of November 12, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2021, plus (ii) the Common Units of Rani Therapeutics, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 753018100	SCHEDULE 13G	Page 7 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

INCUBE VENTURE ASSOCIATES II, LLC

/s/ Andrew Farquharson
Name: Andrew Farquharson
Title: Managing Member

INCUBE VENTURES II, L.P.

By: InCube Venture Associates II, LLC

/s/ Andrew Farquharson
Name: Andrew Farquharson
Title: Managing Member

RANI INVESTMENT CORPORATION

By: InCube Ventures II, L.P.
By: InCube Venture Associates II, LLC

/s/ Andrew Farquharson
Name: Andrew Farquharson
Title: Managing Member